SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL LINHAS AÉREAS INTELIGENTES S.A. C.N.P.J./M.E. nº 06.164.253/0001-87 N.I.R.E. 35.300.314.441	SMILES FIDELIDADE S.A. C.N.P.J./M.E. nº 05.730.375/0001-20 N.I.R.E. 35.300.493.095

São Paulo, June 4, 2021 - GOL Linhas Aéreas Inteligentes S.A. (“GOL”), (B3: GOLL4 e NYSE: GOL), the largest domestic Brazilian airline, and Smiles Fidelidade S.A. (“SMILES”) (B3: SMLS3), in addition to the information disclosed in the Material Fact on February 12, 2021 (“Material Fact”) within the scope of the corporate reorganization that will result in the migration of the SMILES’ shareholder base to GOL (“Reorganization”), inform the following:

1	Conclusion of the contribution of Smiles’ Shares to the capital stock of GLA

The Company informs that it has concluded the contribution to the share capital of its subsidiary Gol Linhas Aéreas S.A. (“GLA”) of all the shares held by GOL issued by SMILES and, therefore, SMILES is now directly controlled by GLA and indirectly by GOL.

2	Result of Options for Exchange Ratio

End of the term to opt for the Optional Exchange Ratio: The election period for the Optional Exchange Ratio ended on May 31, 2021.

Number of SMILES Shares that will follow the Optional Exchange Ratio: 33,113,683 common shares issued by SMILES opted for the Optional Exchange Ratio, according to which, for each common share issued by SMILES, SMILES shareholders will receive (a) a portion in Brazilian currency of R$18.50897794 (referring to the redemption of GOL's class C redeemable preferred shares); and (b) 0.16502500 preferred share issued by GOL.

Number of SMILES Shares that will observe the Base Exchange Ratio: In view of the above, the total of 25,707,301 common shares issued by SMILES (disregarding the shares already held by GLA) will observe the Base Exchange Ratio, according to which, for each common share issued by SMILES, SMILES shareholders will receive (a) a portion in Brazilian currency of R$5.11719919 (referring to the redemption of GOL's class B redeemable preferred shares); and (b) 0.66010000 preferred share issued by GOL.

3	Final Number of GOL Shares Delivered to SMILES Shareholders

Due to the merger of SMILES shares into GLA and subsequent merger of shares issued by GLA into GOL, pursuant to the Protocol and Justification approved at the Extraordinary General Meeting of March 24, 2021, SMILES shareholders holding shares at the close of trading on June 4, 2021 (“Base Date” and “SMILES Shareholders on Base Date”) will be credited on June 9, 2021, according to the respective option. As a result of the Reorganization, GOL will issue 22,433,975 new preferred shares, 25,707,301 class B preferred shares and 33,113,683 class C preferred shares.

The issuance of the new shares will result in a capital increase for GOL equivalent to R$ 606,839,021.78.

4	Final Amount of Cash

Pursuant to the Protocol and Justification, GOL will perform, on June 23, 2021 (“Transaction Completion Date”), the payment of the redemption value of GOL's redeemable preferred shares to SMILES Shareholders on the Base Date, in the gross, total and final amount of R$5.11719919 for each class B redeemable preferred share and R$18.50897794 for each redeemable preferred share GOL class C.

The total amount to be paid for the redemption of class B and class C preferred shares will be of R$ 744,449,807.73.

The amounts mentioned above are gross, not considering any tax impacts on the payment of resident or non-resident SMILES shareholders, which are detailed in the Notice to Shareholders released on May 7, 2021.

4.1	Information to non-resident shareholders

Custody agents must inform GOL of the data of non-resident SMILES Shareholders on the Base Date, including the average acquisition cost of SMILES shares, as set out in Annex I of this Notice, by 11:59 pm on June 8, 2021, by e-mail to the following address: ri@voegol.com.br.

For purposes of calculating the non-resident investor's capital gain, the Company informs that:

Regarding the SMILES Incorporation by GLA:

The SMILES shareholder could opt (i) for the Base Exchange Ratio to receive 4 GLA ON shares, valued at R$ 4.46392625, and 1 GLA PN-B share, valued at R$ 5.11719919 (totaling the value of R$ 22.97290419) or (ii) in the Optional Exchange Ratio, to receive 1 ON share of GLA, valued at R$ 4.46392625, and 1 PN-C share of GLA, valued at R$ 18.50897794 (totaling the amount of R$ 22.97290419).

Thus, for the calculation of the capital gain of the first stage of the transaction, the SMILES shareholder must consider that each of its shares was sold for the amount of R$ 22.97290419, the capital gain being the difference between the amount of R$ 22.97290419 and the corresponding acquisition cost per share.

Regarding the GLA Incorporation by GOL:

In the second merger of shares (i) each common share issued by GLA, received in the previous step for R$ 4.46392625, will be replaced by 0.16502500 PN GOL, valued at R$ 27.05000000, (ii) each GLA class B Preferred Share, received in the previous step for R$ 5.11719919, will be replaced by one GOL class B Preferred Share, valued at R$ 5.11719919, and (iii) each GLA class C preferred share, received in the previous step for R$ 18.50897794, will be replaced by one GOL class C preferred share, valued at R$ 18.50897794.

In any of the exchange ratios, in the second stage, GLA shareholders will always receive a combination of preferred and redeemable preferred shares of GOL, which together are valued at the same value as in the previous stage, with no gain.

4.2	Fractions of GOL Shares issued as a result of the GLA Merger

Any fractions of preferred shares issued by GOL arising from the exchange ratio in the Merger of GLA Shares will be grouped into whole numbers and then sold on the spot market managed by B3. The amounts earned in said sale will be made available net of fees to SMILES Shareholders on the Base Date, holders of the respective fractions, in proportion to their interest in each share sold, as per the notice to be published in due course by GOL.

More detailed information on the corporate reorganization is available on the CVM (http://www.cvm.gov.br /) and B3 (http://www.b3.com.br/pt_br/) websites, or on the GOL's investor relations website (http://ri.voegol.com.br) or on SMILES’ website (http://ri.smiles.com.br), or through the contacts below:

GOL Investor Relations

ri@voegol.com.br

www.voegol.com.br/ri

+55(11) 2128-4700

Smiles Investor Relations

ri@smiles.com.br

ri.smiles.com.br

+55 (11) 4841-1820

Annex I to Notice to the Market

Information on the Average Cost of Acquisition of Shares

Name
Taxpayer Identification Number (CPF)
Fiscal Residence
Compliance with the terms of CMN Resolution 4,373/14
Number of Shares
Average Cost of Acquisition

* The Company requests that the information above to be sent in xls format. excel file.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 4, 2021

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer